# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Apnimed, Inc., CIK 0001745648
CUSIP: 03770Y107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 39 JOHN F. KENNEDY STREET, 4TH FLR, Cambridge, Massachusetts (MA), 02138
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(c), Rule 13d-1(d)
Filed by CIK 0001802967

## Reporting persons
- Tao Capital Management LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,178,138; sole dispositive power 0; shared dispositive power 2,178,138; aggregate amount beneficially owned 2,178,138 (5.2% of the class)
  Comment: Per the Apnimed, Inc. (Apnimed) prospectus shares of common stock issuable upon the deemed conversion of Apnimed redeemable convertible preferred stock and Convertible Notes are held by Tao Invest VI LLC (Tao VI), Tao Invest VII LLC (Tao VII) and Tao Invest VIII LLC (Tao VIII, together with Tao VI and Tao VII, Tao Invest). The managing member of Tao Invest is Tao Capital Management LP (Tao LP), whose general partner is Tao Capital Management Inc (Tao GP). Lori D. Mills and James Schwaba, as officers of Tao GP, have voting and dispositive power over the shares of Company common stock held by Tao Invest. Tao Invest, Tao LP and Tao GP, and the foregoing individuals disclaim any beneficial ownership of such shares of Company common stock except to the extent of their direct or indirect pecuniary interest therein.
- Tao Invest VI LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 891,813; sole dispositive power 0; shared dispositive power 891,813; aggregate amount beneficially owned 891,813 (2.1% of the class)
- Tao Invest VII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,536; sole dispositive power 0; shared dispositive power 32,536; aggregate amount beneficially owned 32,536 (.08% of the class)
- Tao Invest VIII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,253,789; sole dispositive power 0; shared dispositive power 1,253,789; aggregate amount beneficially owned 1,253,789 (3% of the class)

## Item 1. Issuer
Name of issuer: Apnimed, Inc.
Address of issuer's principal executive offices: 39 JOHN F. KENNEDY STREET, 4TH FLOOR, Cambridge, MA 02138

## Item 2. Person Filing
Name of person filing: Tao Capital Management LP
Address of principal business office or, if none, residence: 1 Letterman Drive, Suite C4-420, San Francisco, CA 94129
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,178,138
Percent of class: 5.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,178,138
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,178,138

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Tao Capital Management LP: /s/ James Schwaba, Managing Director (08/06/2026)
- Tao Invest VI LLC: /s/ James Schwaba, Vice President (08/06/2026)
- Tao Invest VII LLC: /s/ James Schwaba, Vice President (08/06/2026)
- Tao Invest VIII LLC: /s/ James Schwaba, Vice President (08/06/2026)